UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RESPONSYS, INC.

(Name of Subject Company (Issuer))

RAPTOR OAK ACQUISITION CORPORATION

(Offeror)

a wholly owned direct subsidiary of

OC ACQUISITION LLC

(Direct Parent of Offeror)

a wholly owned direct subsidiary of

ORACLE CORPORATION

(Oracle of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

761248103

(Cusip Number of Class of Securities)

Dorian Daley

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Climan

Keith Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,564,534,062	$201,512

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Responsys, Inc. (the “Company”), at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 51,870,830 shares of common stock of the Company that were issued and outstanding as of January 6, 2014; (ii) 6,011,026 shares of common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 6, 2014; and (iii) up to 63,850 shares of common stock of the Company subject to outstanding restricted stock units of the Company outstanding as of January 6, 2014 that may undergo accelerated vesting and be settled for shares of common stock of the Company in connection with the Offer. The foregoing figures have been provided by the issuer to the offeror and are as of January 6, 2014, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $201,512	Filing Party: Raptor Oak Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: January 8, 2014

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒

third–party tender offer subject to Rule 14d–1.

☐

issuer tender offer subject to Rule 13e–4.

☐

going–private transaction subject to Rule 13e–3

☐

amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐

Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐

Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 8, 2014 by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Responsys, Inc., a Delaware corporation (the “Company”), at a purchase price of $27.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on February 5, 2014 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 41,588,443 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 79% of the aggregate number of then issued and outstanding Shares. In addition, the Company advised Purchaser that approximately 5,462,979 Shares were subject to exercisable securities at the Expiration Time. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 5,486,118 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 10% of the aggregate number of then issued and outstanding Shares.

“As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by the Company as treasury stock, by any subsidiary of the Company or by Oracle, Parent, Purchaser or any of their respective subsidiaries and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL. In addition, at the effective time of and as a result of the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, each equity award of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger and then held by an employee or consultant of the Company or any of its subsidiaries, will be assumed by Oracle and converted, in accordance with an exchange ratio based on the Offer Price, into a substantially equivalent option, restricted stock unit or restricted stock award of Oracle denominated in shares of the common stock of Oracle.

“Following the Merger, the Shares will no longer be listed on NASDAQ Global Select Market.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2014

Raptor Oak Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated January 8, 2014.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated January 8, 2014.*

(a)(5)(i)	Press Release issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(ii)	General Presentation issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(iii)	FAQ issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(iv)	Customer and Partner Letter issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(v)	Website materials published by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, among Responsys, Inc., OC Acquisition LLC, Raptor Oak Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).*

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).*

(d)(3)	Confidential Disclosure Agreement for Strategic Matters, effective as of December 8, 2013, between Oracle Corporation and Responsys, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Responsys, Inc. on January 8, 2014).*

(d)(4)	Exclusivity Agreement, dated as of December 12, 2013, between Responsys, Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Responsys, Inc. on January 8, 2014).*

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

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